February 22, 2012

Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404

Dear Ms. Blye,

We are in receipt of your letter dated February 8, 2012 in response to our letter to you dated January 31, 2012, requesting us to provide further information to the SEC on a supplemental basis, with respect to ABB’s business dealings with Syria.

Business with Syria

Since 2008, ABB’s annual business in the oil and gas sector in Syria (provided by ABB subsidiaries that are located outside of the U.S. and are not subsidiaries of U.S. companies) was less than $500,000 per year, which represents less than 5% of our business in Syria during each of those years.  This business in the oil and gas sector principally involved motors, drives and preventative maintenance.  As our overall business in Syria represented less than 0.1% of ABB’s business globally during each of those years, our business in Syria’s oil and gas segment has been and continues to be insignificant from an ABB group standpoint.  Therefore, after reviewing the size and nature of ABB’s business activities in Syria, ABB does not consider its business in the oil and gas sector in Syria or in Syria in general to be material.  Furthermore, ABB does not consider its operations in Syria to be a material investment risk for our security holders in light of their potential impact upon ABB’s reputation and share value.   As such, it remains ABB’s view that its dealings in Syria do not need to be further disclosed in its annual reports filed on Form 20-F.

Conclusion

We trust you will find this letter responsive to your queries.

ABB acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

ABB Ltd

/s/ Diane de Saint Victor	/s/ Richard A. Brown
Diane de Saint Victor	Richard A. Brown
General Counsel	Chief Counsel Corporate & Finance